

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 3, 2017

Mr. Kevin A. Nowlan
Chief Financial Officer
Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

> **Re:     Meritor, Inc.**
> **Form 10-K for the Year Ended October 2, 2016**
> **Filed December 1, 2016**
> **File No. 001-15983**

Dear Mr. Nowlan:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure